

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 2, 2010

Daniel Cohen
President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> Re: **Hotel Outsource Management International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 30, 2010**
> **Forms 10-Q for the Periods Ended March 31, 2010 and June 30, 2010**
> **Filed May 14, 2010 and August 13, 2010**
> **File No. 000-50306**

Dear Mr. Cohen:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal year Ended December 31, 2009

General

1. Please use the correct item numbers in Part II and III as prescribed by Form 10-K. For example, Management's Discussion and Analysis should be Item 7.

Cover Page

2. Please use the correct file number for your Exchange Act reports, 000-50306.

Controls and Procedures, page 49

Evaluation of Disclosure Controls and Procedures, page 49

3. Please explain to us the status of the material weaknesses and their components disclosed here and in your Form 10-Q for the quarterly period ended June 30, 2010. Tell us whether or not the company has remediated the material weaknesses and, if not, when and how the company expects to do so.

4. You refer to the examination as of March 31, 2010. The conclusion provided is not given as of December 31, 2009, the end of the period covered by the annual report on Form 10-K. Please tell us whether your disclosure controls and procedures (as defined in Rule 13a-15(e) or Rule 15d-15(e) under the Exchange Act) were effective as of December 31, 2009. Please clarify that management "concluded" rather than "believes" and refer to "*disclosure*" controls and procedures when discussing your conclusions regarding effectiveness. In future filings, please prepare your disclosure to provide the information required by Item 307 of Regulation S-K. You also refer to the incorrect date in your risk factors discussion on page 9.

Management's Report on Internal Control Over Financial Reporting, page 49

5. It does not appear that your management has reached a conclusion regarding the company's internal controls over financial reporting as of December 31, 2009. Please tell us what management's conclusion was regarding the effectiveness of your internal controls over financial reporting (as defined in Rule 13a-15(f) or Rule 15d-15(f) under the Exchange Act) as of December 31, 2009. In future filings, please prepare your disclosure to provide the information required by Item 308(a)(3) of Regulation S-K. Please refer to "*internal*" controls and procedures when discussing your conclusions regarding effectiveness. You also refer incorrectly to December 31, 2008 and March 31, 2010.

Exhibit 31.1

6. We note that the certification refers to your company as a "small business issuer" in paragraph 3. Please note that the "small business issuer" language is no longer applicable. Please revise so that certifications included in future filings are exactly as specified in Item 601(b)(31) of Regulation S-K.

7. In your Form 10-K for the fiscal year ended December 31, 2009, you provide one certification for Jacob Ronnel, as Chief Executive Officer and Chief Financial Officer. In your Forms 10-Q for the periods ended March 31 and June 30, 2010, you provide two Section 302 certifications – one for Daniel Cohen, President and one for Jacob Ronnel, Chief Financial Officer. We note that Daniel Cohen signed the Form 10-K for the fiscal year ended December 31, 2009 as President. Please explain why Daniel Cohen did not provide Sections 302 and 906 certifications for the December 31, 2009 Form 10-K. Please clarify the capacities in which Jacob Ronnel was certifying the December 31, 2009 Form 10-K as well as the March 31 and June 30, 2010 Form 10-Qs.

Signatures, page 58

8. Please confirm that Jacob Ronnel also signed in his capacity as your principal accounting officer and revise future filings to indicate that he also has signed in this capacity. See Form 10-K, General Instructions D(2)(a).

Forms 10-Q for the Periods Ended March 31 and June 30, 2010

9. Please respond to the above comments as they apply to future Form 10-Qs as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, Brigitte Lippmann, Special Counsel, at (202) 551-3713, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Andrea I. Weinstein, Esq.
Schonfeld & Weinstein, LLP
Via facsimile to (212) 480-0717